Exhibit 99.2

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Vedanta Limited

1.

We have reviewed the accompanying Statement of Unaudited Consolidated Financial Results of Vedanta Limited (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”), its associates, joint ventures and joint operations for the quarter ended September 30, 2022 and year to date from April 01, 2022 to September 30, 2022 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.

The Company’s Management is responsible for the preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The Statement has been approved by the Company’s Board of Directors. Our responsibility is to express a conclusion on the Statement based on our review.

3.

We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the Circular No. CIR/CFD/CMD1/44/2019 dated March 29, 2019 issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the entities as mentioned in Annexure- I

5.

Based on our review conducted and procedures performed as stated in paragraph 3 above and based on the consideration of the review reports of other auditors referred to in paragraph 6 and 8 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013, as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

Other Matters

6.	The accompanying Statement includes the unaudited interim financial results and other financial information, in respect of:

•

13 subsidiaries, whose unaudited interim financial results include total assets of Rs. 22,118 crore as at September 30, 2022, total revenues of Rs 3,432 crore and Rs 6,367 crore, total net profit after tax of Rs. 368 crore and Rs. 646 crore, total comprehensive income of Rs. 254 crore and Rs. 657 crore, for the quarter ended September 30, 2022 and the period ended on that date respectively, and net cash inflows of Rs. 787 crore for the period from April 01, 2022 to September 30, 2022, as considered in the Statement which have been reviewed by their respective independent auditors.

•

1 associate and 1 joint venture, whose unaudited interim financial results include Group’s share of net profit of Rs. Nil and Group’s share of total comprehensive income of Rs. Nil for the quarter ended September 30, 2022 and for the period from April 01, 2022 to September 30, 2022 respectively, as considered in the Statement whose interim financial results, other financial information have been reviewed by their respective independent auditors.

The independent auditor’s reports on interim financial results of these entities have been furnished to us by the Management and our conclusion on the Statement, in so far as it relates to the amounts and disclosures in respect of these subsidiaries, joint venture and associate is based solely on the report of such auditors and procedures performed by us as stated in paragraph 3 above.

7.

Certain of these subsidiaries and associates are located outside India whose financial results and other financial information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been audited by other auditors under generally accepted auditing standards applicable in their respective countries. The Company’s management has converted the financial results of such subsidiaries and associates located outside India from accounting principles generally accepted in their respective countries to accounting principles generally accepted in India. We have reviewed these conversion adjustments made by the Company’s management. Our conclusion in so far as it relates to the balances and affairs of such subsidiaries and associates located outside India is based on the report of other auditors and the conversion adjustments prepared by the management of the Company and reviewed by us.

8.	The accompanying Statement includes unaudited interim financial results and other unaudited financial information in respect of:

•

8 subsidiaries, whose interim financial results and other financial information reflect total assets of Rs 3,794 crore as at September 30, 2022, and total revenues of Rs 50 crore and Rs 131 crore, total net profit after tax of Rs. 504 crore and Rs. 564 crore, total comprehensive of Rs. 501 crore and Rs. 561 crore, for the quarter ended September 30, 2022 and the period ended on that date respectively and net cash outflows of Rs. 140 crore for the period from April 01, 2022 to September 30, 2022.

•

One unincorporated joint operation not operated by the Group, whose interim financial results reflect total assets of Rs 123 crore as at September 30, 2022, and total revenues of Rs 24 crore and Rs 57 crore, total net profit after tax of Rs. 7 crore and Rs. 23 crore, total comprehensive income of Rs. 7 crore and Rs. 23 crore, for the quarter ended September 30, 2022 and the period ended on that date respectively, and net cash inflows of Rs. 1 crore for the period from April 01, 2022 to September 30, 2022.

•

3 associates and 3 joint ventures, whose interim financial results includes the Group’s share of net profit of Rs. Nil and Group’s share of total comprehensive income of Rs. Nil for the quarter ended September 30, 2022 and for the period ended on that date respectively.

The unaudited interim financial results and other unaudited financial information of these subsidiaries, joint ventures, joint operations and associates have been approved and furnished to us by the Management and our conclusion on the Statement, in so far as it relates to the affairs of these subsidiaries, joint ventures and joint operations and associates, is based solely on such unaudited interim financial results and other unaudited financial information. According to the information and explanations given to us by the Management, these interim financial results are not material to the Group.

Our conclusion on the Statement in respect of matters stated in para 6, 7 and 8 above is not modified with respect to our reliance on the work done and the reports of the other auditors and the financial results certified by the Management.

For S.R. BATLIBOI & Co. LLP

Chartered Accountants

ICAI Firm registration number: 301003E/E300005

per Vikas Pansari

Partner

Membership No.: 093649

UDIN:

New Delhi

October 28, 2022

Annexure 1 to our report dated October 28, 2022 on the consolidated financial results of Vedanta Limited for quarter and half year ended September 30, 2022

List of subsidiaries/associates/ joint ventures

Subsidiaries

S. No.	Name
1	Bharat Aluminium Company Limited (BALCO)
2	Copper Mines of Tasmania Pty Limited (CMT)
3	Fujairah Gold FZE
4	Hindustan Zinc Limited (HZL)
5	Monte Cello BV (MCBV)
6	Sesa Resources Limited (SRL)
7	Sesa Mining Corporation Limited
8	Thalanga Copper Mines Pty Limited (TCM)
9	MALCO Energy Limited (MEL)
10	Lakomasko B.V.
11	THL Zinc Ventures Limited
12	THL Zinc Limited
13	Talwandi Sabo Power Limited
14	THL Zinc Namibia Holdings (Pty) Limited (VNHL)
15	Skorpion Zinc (Pty) Limited (SZPL)
16	Namzinc (Pty) Limited (SZ)
17	Skorpion Mining Company (Pty) Limited (NZ)
18	Amica Guesthouse (Pty) Ltd
19	Black Mountain Mining (Pty) Ltd
20	THL Zinc Holding BV
21	Vedanta Lisheen Holdings Limited (VLHL)
22	Vedanta Lisheen Mining Limited (VLML)
23	Killoran Lisheen Mining Limited
24	Lisheen Milling Limited
25	Vizag General Cargo Berth Private Limited
26	Paradip Multi Cargo Berth Private Limited
27	Sterlite Ports Limited (SPL)
28	Maritime Ventures Private Limited
29	Goa Sea Port Private Limited
30	Bloom Fountain Limited (BFM)
31	Western Cluster Limited
32	Cairn India Holdings Limited
33	Cairn Energy Hydrocarbons Ltd
34	Cairn Energy Gujarat Block 1 Limited
35	CIG Mauritius Holdings Private Limited
36	CIG Mauritius Private Limited
37	Cairn Lanka Private Limited
38	Vedanta ESOS Trust
39	Avanstrate (Japan) Inc. (ASI)
40	Avanstrate (Korea) Inc
41	Avanstrate (Taiwan) Inc
42	Electrosteel Steels Limited
43	Lisheen Mine Partnership
44	Ferro Alloy Corporation Limited (FACOR)
45	Facor Power Limited (FPL)
46	Facor Realty and Infrastructure Limited
47	Hindustan Zinc Alloy Private Limited
48	Desai Cement Company Private Limited (DCCPL)
49	Vedanta Zinc Football & Sports Foundation
50	Zinc India Foundation
51	Athena Chattisgarh Power Limited

Associates

S. No.	Name
1	RoshSkor Township (Proprietary) Limited
2	Gaurav Overseas Private Limited
3	Raykal Aluminium Company Private Limited
4	Rampia Coal Mines and Energy Private limited (Struck off by the MCA on April 19, 2021)

Joint Ventures

S. No.	Name
1	Goa Maritime Private Limited
2	Madanpur South Coal Company Limited
3	Rosh Pinah Healthcare (Pty) Ltd
4	Gergarub Exploration and Mining (Pty) Limited

Joint Operations

S. No.	Name
1	RJ-ON-90/1
2	CB-OS/2
3	Ravva Block
4	KG-ONN-2003/1
5	KG-OSN-2009/3

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Standalone Financial Results of the Company Pursuant to the Regulation 33 and 52 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Vedanta Limited

1.

We have reviewed the accompanying statement of unaudited standalone financial results of Vedanta Limited (the “Company”) for the quarter ended September 30, 2022 and year to date from April 01, 2022 to September 30, 2022 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 and 52 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.

The Company’s Management is responsible for the preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 and 52 of the Listing Regulations. The Statement has been approved by the Company’s Board of Directors. Our responsibility is to express a conclusion on the Statement based on our review.

3.

We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.

Based on our review conducted as above , nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

Other Matter

5.

We did not audit the financial results and other financial information in respect of an unincorporated joint operation not operated by the Company, whose interim financial results reflect total assets of Rs. 123 crore as at September 30, 2022, and total revenues of Rs. 24 crore and Rs. 57 crore, total net profit after tax of Rs. 7 crore and Rs. 23 crore and total comprehensive income of Rs. 7 crore and Rs. 23 crore for the quarter ended and for the period ended on that date respectively, and net cash inflows of Rs. 1 crore for the period from April 01, 2022 to September 30, 2022. The interim financial results and other financial information of the said unincorporated joint operation not operated by the Company have not been audited and such unaudited interim financial results and other unaudited financial information have been furnished to us by the Management and our report on the Statement of the Company in so far as it relates to the amounts and disclosures included in respect of the said unincorporated joint operation is based solely on such unaudited information furnished to us by the Management. In our opinion and according to the information and explanations given to us by the Management, these interim financial results and other financial information of said unincorporated joint operation is not material to the Company. Our conclusion on the Statement is not modified in respect of this matter.

For S.R. BATLIBOI & Co. LLP

Chartered Accountants

ICAI Firm registration number: 301003E/E300005

per Vikas Pansari

Partner

Membership No.: 093649

UDIN:

New Delhi

October 28, 2022